Contact

www.linkedin.com/in/frances-demuth-a9a5b7140 (LinkedIn)

Top Skills

Adobe Premiere Pro
After Effects
Adobe Photoshop

Frances Demuth

Senior Level Designer
New Philadelphia

Summary

I'm a Senior Level Designer for Objective Reality Inc. I have made the rooms/scenes in the Deed of Deception and made the scenes in the Abstract. I work a lot with Unity now, but have used Unreal in the past. I help come up with ideas for the haunts for the Deed of Deception. I have made animations for logos and have helped edit videos using Premiere Pro and After Effects.

Experience

Objective Reality Studios
Senior Level Designer
May 2020 - Present (2 years 1 month)
Ohio, United States

Kent State University
Computer Lab Assistant
October 2015 - April 2022 (6 years 7 months)

Education

Kent State University at Tuscarawas
· (2014 - 2019)